SCRAPP LLC

FINANCIAL STATEMENTS

For the fiscal year ended March 31, 2021

(Unaudited)

Contents

Consolidated Balance Sheet

Scrapp LLC
Balance Sheet
As of March 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (0220)	3,404.56
Checking	2,000.03
Total Bank Accounts	**$ 5,404.59**
Total Current Assets	**$ 5,404.59**
TOTAL ASSETS	**$ 5,404.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	32.33
Total Accounts Payable	**$ 32.33**
Credit Cards	
Credit Card	310.63
Total Credit Cards	**$ 310.63**
Total Current Liabilities	**$ 342.96**
Total Liabilities	**$ 342.96**
Equity	
Owner's Investment	10,500.00
Owner's Pay & Personal Expenses	302.88
Retained Earnings	-3,155.69
Net Income	-2,585.56
Total Equity	**$ 5,061.63**
TOTAL LIABILITIES AND EQUITY	**$ 5,404.59**

Monday, Aug 30, 2021 06:01:49 AM GMT-7 - Accrual Basis

Consolidated Statement of Income

Scrapp LLC
Profit and Loss
March 31, 2020 - March 31, 2021

	Total
Income	
Total Income	
Cost of Goods Sold	
Shipping	339.99
Total Cost of Goods Sold	**$ 339.99**
Gross Profit	**-$ 339.99**
Expenses	
Advertising & Marketing	1,147.35
Bank Charges & Fees	45.00
Charitable Contributions	103.00
Contractors	43.78
Legal & Professional Services	1,753.08
Meals & Entertainment	117.01
Office Supplies & Software	1,495.57
Taxes & Licenses	612.50
Total Expenses	**$ 5,317.29**
Net Operating Income	**-$ 5,657.28**
Other Income	
Interest Earned	0.03
Total Other Income	**$ 0.03**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$ 0.00**
Net Other Income	**$ 0.03**
Net Income	**-$ 5,657.25**

Monday, Aug 30, 2021 06:03:18 AM GMT-7 - Accrual Basis

Consolidated Statement of Equity

Scrapp LLC
Consolidation of Equity
May 28, 2020 - March 31, 2021

	Common Units		Preferred Units				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, MAY 28TH, 2020 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	18000	$ -	-	$ -	$ -	-	$ -
Other comphrensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	-	$ -
ENDING BALANCE, MARCH 31st, 2021	18,000	$ -	-	$ -	$ -	$ -	$ -

Consolidated Statement of Cash Flows

Scrapp LLC
Statement of Cash Flows
March 31, 2020 - March 31, 2021

	Total
OPERATING ACTIVITIES	
Net Income	-5,657.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	32.33
Credit Card	310.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 342.96**
Net cash provided by operating activities	**-$ 5,314.29**
FINANCING ACTIVITIES	
Owner's Investment	10,500.00
Owner's Pay & Personal Expenses	302.88
Net cash provided by financing activities	**$ 10,802.88**
Net cash increase for period	**$ 5,488.59**
Cash at beginning of period	-84.00
Cash at end of period	**$ 5,404.59**

Monday, Aug 30, 2021 06:04:38 AM GMT-7

Notes to the Consolidated Financial Statement

1. **Organization and Purpose**

   Scrapp LLC, is a corporation organized under the laws of the State of Massachusetts. The Company operates a mobile and web application that identifies and tracks consumer waste packaging, deriving revenue from affiliate marketing and data subscription services.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   Fiscal Year

   The company operates on a 52-week fiscal year ending on March 31.

   Cash and Cash Equivalents

   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended March 31, 2020 and March 31, 2021, the Company's cash positions include its operating bank account. As of March 31, 2021, the Company held no cash equivalents.

   Legal Fees

   Legal fees consist of legal services provided for the creation of the Company.

   Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Income Taxes

   The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carry forwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

   The Company is subject to franchise and income tax filing requirements in the State of Massachusetts. As of March 31, 2021, the Company has not generated any income.

   Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

As of March 31, 2021, the Company has not generated any revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Scrapp Ltd

All operations and expenses associated with Scrapp LLC's wholly owned subsidiary, Scrapp Ltd, located in the UK, are recorded through its own QuickBooks account. In the income statement provided, only Competition Winnings have come as direct Income from the subsidiary. This office provides a UK address for the Company.

Owner's Investment

Scrapp LLC formed following the success of collegiate competitions and registered to the name of one of the directors. This money was put into the Company once the entity had been formed and is recorded as "Owner's Investment" in the Income Statement. All other collegiate competition success is recorded as "Competition Prize Winnings".

3. **Commitments and Contingencies**

The Company is currently undergoing litigation for the trademark application of 'Scrapp'. The outcome of which is set to be determined by October 22, 2021, with which a reviewal will take place.

4. **Loans Receivable – Related Parties**

The Company has not provided loans to related parties of the Company

5. **Equity**

Common Unit

As of March 31, 2021, 18,000 shares have been issued and are outstanding.

6. **Subsequent Events**

The Company will be granting 360 unit options to Scrapp LLC's advisory board. This will be administered following the fundraising round, January 2022.

The Company has evaluated subsequent events through August 30, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.